05036213

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC MAIL PROCESSING SECTION
RECEIVED
JAN 3 1 2005
WASH, D.C. 202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15869

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/03 (MM/DD/YY) AND ENDING 11/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York, (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. D'Auria (212) 537-2584
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York, (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

We, Alexander Frank and John P. Davidson, III, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Morgan Stanley & Co. Incorporated and subsidiaries at and for the year ended November 30, 2004 are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Alexander Frank
Managing Director

John P. Davidson, III
Managing Director

Subscribed to before me this
27th day of January, 2005.

Notary Public
CHRISTINE L. IRWIN
Notary Public, State of New York
No. 4957901
Qualified in New York County
Commission Expires Oct. 28, 2005

MORGAN STANLEY & CO. INCORPORATED
<u>(SEC I.D. No. 8-15869)</u>

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley & Co. Incorporated and subsidiaries ("the Company") as of November 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley & Co. Incorporated and subsidiaries at November 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 27, 2005

MORGAN STANLEY & CO. INCORPORATED
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
November 30, 2004
(In thousands of dollars, except share data)

ASSETS

Cash	$ 225,931
Cash and securities deposited with clearing organizations or segregated under federal and other regulations (securities at fair value of $23,869,625)	28,628,319
Financial instruments owned ($25,758,040 was pledged to various parties):	
U.S. government and federal agency	13,530,131
Corporate and other debt	18,850,830
Corporate equities	8,499,628
Derivative contracts	7,003,992
Securities purchased under agreements to resell	67,497,558
Securities received as collateral	37,568,640
Securities borrowed	195,131,438
Receivables:	
Customers	22,965,544
Brokers, dealers and clearing organizations	10,723,023
Interest and dividends	727,297
Fees and other	650,055
Property, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $207,276)	101,670
Other assets	311,092
Total assets	$412,415,148

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term borrowings:	
Affiliates	$ 19,623,740
Other	460,502
Financial instruments sold, not yet purchased:	
U.S. government and federal agency	10,824,576
Corporate and other debt	3,435,869
Corporate equities	6,487,927
Derivative contracts	7,933,294
Securities sold under agreements to repurchase	109,750,673
Obligation to return securities received as collateral	37,568,640
Securities loaned	115,859,991
Payables:	
Customers	68,306,907
Brokers, dealers and clearing organizations	17,366,813
Interest and dividends	1,309,988
Other liabilities and accrued expenses	3,448,540
	402,377,460
Subordinated liabilities	4,806,500
Stockholder's equity:	
Common stock ($25 par value, 1,000 shares authorized, issued and outstanding)	25
Paid-in capital	713,913
Retained earnings	4,517,250
Total stockholder's equity	5,231,188
Total liabilities and stockholder's equity	$412,415,148

See Notes to Consolidated Statement of Financial Condition.

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley & Co. Incorporated ("MS&Co."), together with its wholly owned subsidiaries, (the "Company") provides a wide range of financial and securities services. Its businesses include securities underwriting and distribution; financial advisory services, including advice on mergers and acquisitions, restructurings, real estate and project finance; sales, trading, financing and market-making activities in equity securities and related products and fixed income securities and related products including foreign exchange. The Company provides its products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals.

MS&Co. and certain of its subsidiaries are registered with the Securities and Exchange Commission ("SEC") as broker-dealers. MS&Co. is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is a wholly owned subsidiary of Morgan Stanley (the "Parent").

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the outcome of litigation and other matters that affect the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The consolidated statement of financial condition includes the accounts of MS&Co. and its wholly owned subsidiaries and other entities in which the Company has a controlling financial interest. The Company's policy is to consolidate all subsidiaries in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. In accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), as revised, the Company also consolidates any variable interest entities for which it is the primary beneficiary.

All material intercompany accounts and transactions have been eliminated in consolidation.

Related Party Transactions

The Company has transactions with the Parent and its affiliates, including leasing arrangements, the performance of administrative services and the execution of securities transactions with and on behalf of affiliates.

Receivables from affiliated companies as of November 30, 2004 are comprised of:

Securities purchased under agreements to resell ("reverse repurchase agreements")	$27,425,617
Securities borrowed	27,895,479
Customers	362,913
Brokers, dealers and clearing organizations	6,383,423
Interest and dividends	86,022
Fees and other	58,351
	$62,211,805

Payables to affiliated companies as of November 30, 2004 are comprised of:

Securities sold under agreements to repurchase ("repurchase agreements")	$23,317,376
Securities loaned	53,214,946
Customers	1,968,292
Brokers, dealers and clearing organizations	14,143,808
Interest and dividends	756,500
Other liabilities and accrued expenses	81,736
	$93,482,658

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Cash and Securities Deposited With Clearing Organizations or Segregated Under Federal and Other Regulations

Cash and securities deposited with clearing organizations or segregated under federal and other regulations include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Financial Instruments Used for Trading

Financial instruments owned and financial instruments sold, not yet purchased, which include cash and derivative products, are recorded at fair value in the consolidated statement of financial condition, and gains and losses are reflected in principal transactions revenues in the consolidated statement of operations. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The fair value of the Company's financial instruments owned and financial instruments sold, not yet purchased are generally based on observable market prices, observable market parameters or derived from such prices or parameters based on bid prices or parameters for financial instruments owned and ask prices or parameters for financial instruments sold, not yet purchased. In the case of financial instruments transacted on recognized exchanges the observable prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded. Bid prices represent the price a buyer is willing to pay for a financial instrument at a particular time. Ask prices represent the lowest price a seller is willing to accept for a financial instrument at a particular time.

A substantial percentage of the fair value of the Company's financial instruments owned and financial instruments sold, not yet purchased, is based on observable market prices, observable market parameters, or is derived from such prices or parameters. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing parameters in a product (or a related product) may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products and fair value is determined using techniques appropriate for each particular product. These techniques may involve a degree of judgment.

The price transparency of the particular product will determine the degree of judgment involved in determining the fair value of the Company's financial instruments. Price transparency is affected by a wide variety of factors, including, for example, the type of product, whether it is a new product and not yet established in the marketplace, and the characteristics particular to the transaction. Products for which actively quoted prices or pricing parameters are available or for which fair value is derived from actively quoted prices or pricing parameters will generally have a higher degree of price transparency. By contrast, products that are thinly or not quoted will generally have reduced to no price transparency.

The fair value of over-the-counter ("OTC") derivative contracts is derived primarily using pricing models, which may require multiple market input parameters. Where appropriate, valuation adjustments are made to account for credit quality and market liquidity. These adjustments are applied on a consistent basis and are based upon observable market data where available. In the absence of observable market prices or parameters in an active market, observable prices or parameters of other comparable current market transactions, or other observable data supporting a fair value based on a pricing model at the inception of a contract, fair value is based on the transaction price. The Company also uses pricing models to manage the risks introduced by OTC derivatives. Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modeled using a series of techniques, including closed form analytic formulae, such as the Black-Scholes option pricing model, simulation models or a combination thereof, applied consistently. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. Pricing models take into account the contract terms, including the maturity, as well as market parameters such as interest rates, volatility and the creditworthiness of the counterparty.

Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables arising from unsettled trades. Payable to brokers, dealers and clearing organizations include amounts payables for securities not received by the Company from a seller by the settlement dates.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property, equipment and leasehold improvements are provided principally by the straight-line method over the estimated useful life of the asset. Estimates of useful lives are 7 years for furniture and fixtures and 3 to 5 years for computer and communication

equipment. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding 15 years.

Customer Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date basis.

Investment Banking

Underwriting revenues and fees for mergers, acquisitions and advisory assignments are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred to match revenue recognition.

Income Taxes

Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Foreign Currency Transactions

Non-U.S. dollar denominated assets and liabilities are translated at fiscal year-end rates of exchange.

Securitization Activities

The Company engages in securitization activities related to commercial and residential mortgage loans, U.S. agency collateralized mortgage obligations, corporate and municipal bonds and other types of financial assets. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization and rights to any excess cash flows remaining after payments to investors in the securitization trusts of their contractual rate of return. The exposure to credit losses from securitized financial assets is limited to the Company's retained interest in securitized financial assets. The gain or loss on the sale of financial assets depends in part on the previous carrying amount of the assets involved in the transfer allocated between the assets sold and the retained interests based upon their respective fair values at the date of sale. To obtain fair values, observable market prices are used if available. However, observable market prices are generally not available for retained interests, so the Company estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, payment rates, forward yield curves and discount rates commensurate with the risks involved.

Note 3 - Securities Financing and Securitization Transactions

Reverse repurchase agreements and repurchase agreements, principally U.S. government and federal agency securities, are treated as financing transactions and are carried at the amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. Reverse repurchase and repurchase agreements are presented on a net-by-counterparty basis, when appropriate. The Company's policy is to take possession of securities purchased under agreements to resell. Securities borrowed and securities loaned are also treated as financing transactions and are carried at the amounts of cash collateral advanced and received in connection with the transactions.

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are identified as financial instruments owned (pledged to various parties) on the consolidated statement of financial condition. The carrying value and classification of securities owned by the Company that have been loaned or pledged to various parties where those parties do not have the right to sell or repledge the collateral were approximately:

	November 30, 2004
Financial instruments owned:	
U.S. government and federal agency	$ 5,711,000
Corporate and other debt	2,265,000
Corporate equities	2,731,000
Total	$10,707,000

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations and to accommodate customers' needs. The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed transactions and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending transactions or for the delivery to counterparties to cover short positions. At November 30, 2004, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $475,100,000, and the fair value of the portion that has been sold or repledged was $452,949,000.

On the consolidated statement of financial condition, the Company recognized the fair value of an asset for securities received as collateral (as opposed to cash received as collateral) in certain securities lending transactions, and a corresponding liability, obligation to return securities received as collateral.

The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed transactions and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. For these transactions, the Company's adherence to collateral policies significantly limit the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and if necessary may sell securities that have not been paid for or purchase securities sold but not delivered from customers.

The Company engages in securitization activities related to commercial and residential mortgage loans, U.S. agency collateralized mortgage obligations, corporate and municipal bonds and other types of financial assets. These assets are carried at fair value. The Company may act as underwriter of the beneficial interests issued by securitization vehicles. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included in the consolidated statement of financial condition at fair value. Retained interests in

securitized financial assets were approximately $2,599,204 at November 30, 2004, the majority of which were related to residential mortgage loan and U.S. agency collateralized mortgage obligation securitization transactions. The assumptions that the Company used to determine the fair value of its retained interests at the time of securitization related to those transactions that occurred during the year ended November 30, 2004 were not materially different from the assumptions included in the table below.

The following table presents information on the Company's commercial and residential mortgage loan and U.S. agency collateralized mortgage obligation securitization transactions. Key economic assumptions and the sensitivity of the current fair value of the retained interests to immediate 10% and 20% adverse changes in those assumptions at November 30, 2004 were as follows:

	Commercial mortgage loan	**Residential mortgage loan**	**U.S. agency collateralized mortgage obligations**
Retained interests (carrying amount/fair value)	$291,785	$581,039	$1,720,780
Weighted average life (in months)	99	45	79
Credit losses (rate per annum)	0.23-7.82%	0.40-28.58%	-
Impact on fair value of 10% adverse change	$(44)	$(981)	-
Impact on fair value of 20% adverse change	$(99)	$(1,944)	-
Weighted average discount rate (rate per annum)	5.14%	5.57%	5.51%
Impact on fair value of 10% adverse change	$(10,178)	$(8,391)	$(44,560)
Impact on fair value of 20% adverse change	$(19,079)	$(16,824)	$(86,715)
Prepayment speed assumption	-	307-2,833 PSA	149-480 PSA
Impact on fair value of 10% adverse change	-	$(1,269)	$(10,615)
Impact on fair value of 20% adverse change	-	$(2,690)	$(21,260)

The table above does not include the offsetting benefit of any financial instruments that the Company may utilize to hedge risks inherent in its retained interests. In addition, the sensitivity analysis is hypothetical and should be used with caution. Changes in fair value based on a 10% or 20% variation in an assumption generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. In addition, the sensitivity analysis does not consider any corrective action that the Company may take to mitigate the impact of any adverse changes in the key assumptions.

For the year ended November 30, 2004, the Company received $30,613,651 of proceeds from new securitization transactions and $5,031,814 of cash flows from retained interests in securitization transactions.

Note 4 - Short-Term Borrowings

Borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. Other short-term borrowings consist of loans which are unsecured, generally bear interest at rates based upon the federal funds rate and are payable on demand.

The Company maintains a master collateral facility that enables it to pledge certain collateral to secure loan arrangements, letters of credit and other financial accommodations. As part of this facility, the Company also maintains a secured committed credit agreement with a group of banks that are parties to the master collateral facility under which such banks are committed to provide up to $1,800,000 for up to 364 days. This facility was renewed on May 20, 2004. At November 30, 2004, no borrowings were outstanding under this agreement.

The Company entered into a Revolving Credit facility dated, September 28, 2001, in the amount of $100,000 with a maturity date of September 22, 2006. At November 30, 2004, no borrowings were outstanding under this agreement.

These credit agreements contain restrictive covenants which require, among other things, that the Company maintain specified levels of consolidated stockholder's equity and Net Capital, as defined. As of November 30, 2004, the Company was in compliance with all restrictive covenants.

Note 5 - Subordinated Liabilities

Subordinated liabilities consist of a Cash Subordination Agreement and a Subordinated Revolving Credit Agreement with the Parent and a Subordinated Indenture ("Indenture") with J.P. Morgan Trust Company, N.A., as trustee, dated September 12, 1994, and modified as of November 28, 1995 and April 24, 1997.

The Cash Subordination Agreement is for $2,500,000, bears interest at 6.55% per annum and has a maturity date of April 30, 2007. Additionally, $2,200,000 is payable under the Company's $5,000,000 Subordinated Revolving Credit Agreement which has a commitment termination date and maturity date of April 30, 2006 and April 30, 2007, respectively. Interest on this borrowing is payable at rates based upon the federal funds rate or the London Interbank Offered Rate.

The Indenture is comprised of the following:

Subordinated Notes	Maturity Date	Interest Rate	Amount
Series E	June 1, 2006	7.28%	$ 81,500
Series F	June 1, 2016	7.82%	25,000
Total			$106,500

The Indenture contains restrictive covenants which require, among other things, that the Company maintain specified levels of Consolidated Tangible Net Worth and Net Capital, each as defined. As of November 30, 2004, the Company was in compliance with all restrictive covenants.

The estimated fair value of the Company's subordinated liabilities, based on rates available to the Company at November 30, 2004 for debt with similar terms and maturities, was approximately $5,002,874.

Note 6 - Commitments and Contingencies

The Company has non-cancelable operating leases covering office space and equipment. At November 30, 2004, future minimum rental commitments under such leases were as follows:

Fiscal Year	Amount
2005	$ 132,114
2006	135,130
2007	125,864
2008	115,002
2009	99,807
Thereafter	476,735
Total	$1,084,652

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

The Company had approximately $2,808,176 of letters of credit outstanding at November 30, 2004 to satisfy various collateral requirements.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

At November 30, 2004, the Company had commitments to enter into reverse repurchase and repurchase agreements of approximately $45,870,453 and $21,865,118, respectively.

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a diversified financial services institution. Certain of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or otherwise in financial distress. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties. The number of these investigations and proceedings has increased in recent years with regard to many firms in the financial services industry, including the Company.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty the eventual loss or range of loss related to such matters. The Company is contesting liability and/or the amount of damages in each pending matter and believes, based on current knowledge and after consultation with counsel, that the outcome of each matter will not have a material adverse effect on the consolidated financial condition of the Company, although the outcome could be material to the Company's operating results for a particular future period, depending on, among other things, the level of the Company's income for such period.

Note 7 - Trading Activities

Trading

The Company's trading activities are conducted through the integrated management of its client-driven and proprietary transactions, along with the hedging and financing of these positions. While trading activities are generated by client order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions.

The Company manages its trading businesses by product groupings and therefore has established distinct trading divisions having responsibility for equity and fixed income (including foreign exchange) products. Because of the integrated nature of the markets for such products, each product area trades cash instruments as well as related derivative products (e.g., options, futures and forwards with respect to such underlying instruments).

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios. The nature of the equities and fixed income activities conducted by the Company, including the use of derivative products in these businesses, and the market, credit and concentration risk management policies and procedures covering these activities are discussed below.

Equities

The Company makes markets and trades in the global secondary markets for equities and convertible debt and is a dealer in exchange traded and OTC equity options, exchange traded funds and index futures. The Company's activities as a dealer primarily are client-driven, with the objective of meeting clients' needs while earning a spread between the premiums paid or received on its contracts with clients and the cost of hedging such transactions in the cash or forward market or with other derivative transactions. The Company limits its market risk related to these contracts, which stems primarily from underlying equity/index price and volatility movements, by employing a variety of hedging strategies. The Company also takes proprietary positions in the global equity markets by using derivatives, most commonly futures and options, in addition to cash positions, intending to profit from market price and volatility movements in the underlying equities or indices positioned.

The counterparties to the Company's equity transactions include commercial banks, investment banks, broker-dealers, investment funds and industrial companies.

Fixed Income

The Company makes markets and trades in fixed income securities and related products, including preferred stock, investment grade corporate debt, high-yield securities, U.S. government securities, municipal securities, and commercial paper, money market and other short-term securities. The Company also makes markets in, and acts as principal with respect to, mortgage-related and other asset-backed securities. In addition, the Company is a dealer in listed options on U.S. government bonds. The Company also takes positions in futures and options.

The Company also uses mortgage-backed forward agreements ("TBAs") in its role as a dealer in mortgage-backed securities and facilitates customer trades by taking positions in the TBA market. Typically, these positions are hedged by offsetting TBA contracts or underlying cash positions.

The Company is a market-maker in a number of foreign currencies. It actively trades currencies with its customers on a principal basis in the spot and forward markets earning a dealer spread. In connection with its market-making activities, the Company seeks to manage its market risk by entering into offsetting positions. The Company also takes proprietary positions in currencies to profit from market price and volatility movements in the currencies positioned.

The majority of the Company's foreign exchange business relates to major foreign currencies such as yen, euros, pound sterling, Swiss francs and Canadian dollars. The balance of the business covers a broad range of other currencies.

The counterparties to the Company's fixed income and foreign exchange transactions include investment advisors, commercial banks, insurance companies, investment banks, broker-dealers, investment funds and industrial companies.

Risk Management

The Company's risk management policies and related procedures are integrated with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Parent and its subsidiaries.

The cornerstone of the Company's risk management philosophy is protection of the Company's franchise and reputation. Guardianship is based on three key principles: accountability, transparency and independent oversight. Given the importance of effective risk management to the Company's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, constant communication, judgment and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of various risks of the Company. In recognition of the increasingly varied and complex nature of the financial services business, the Company's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of the Company's risks, coupled with this risk management philosophy, informs the Company's risk governance structure. The Company's risk governance structure includes the Firm Risk Committee and the Capital Committee, the Chief Risk Officer, the Internal Audit Department, independent control groups and various risk control managers, committees and groups located within the business units.

The Firm Risk Committee, composed of the Company's most senior officers, oversees the Company's risk management structure. The Firm Risk Committee's responsibilities include comprehensive oversight of the Company's risk management principles, procedures and limits, and monitoring of material financial, operational and franchise risks. The Firm Risk Committee is overseen by the Audit Committee of the Board of Directors (the "Audit Committee"). The Capital Committee oversees alignment of the Company's resource allocation with strategic priorities.

The Chief Risk Officer, a member of the Firm Risk Committee, oversees compliance with Company risk limits, approves certain excessions of Company risk limits, reviews material market, credit and liquidity and funding risks, and reviews results of risk management processes with the Audit Committee.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department periodically examines the Company's operational and control environment and conducts audits designed to cover all major risk categories.

The Market Risk, Credit, Financial Control, Treasury and Law Departments (collectively, the "Company Control Groups"), which are all independent of the Company's business units, assist senior management and the Firm Risk Committee in monitoring and controlling the Company's risk through a number of control processes. The Company is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

Each business unit has a Risk Committee which is responsible for ensuring that the business unit, as applicable: adheres to established limits for market, credit and other risks; implements risk measurement, monitoring and management policies and procedures that are consistent with the risk framework established by the Firm Risk Committee; and reviews, on a periodic basis, its aggregate risk exposures, risk exception experience and the efficacy of its risk identification, measurement, monitoring and management policies and procedures, and related controls.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as liquidity, will result in losses for a position or portfolio.

The Company manages the market risk associated with its trading activities on a Company-wide basis, on a trading division level and on an individual product basis. Aggregate market risk limits have been approved for the Company and for each major trading division. Additional market risk limits are assigned to trading desks and, as appropriate, products. Trading division risk managers, desk risk managers, traders and the Market Risk Department monitor market risk measures against limits in accordance with policies set by senior management.

The Market Risk Department independently reviews the Company's trading portfolios on a regular basis from a market risk perspective utilizing Value-at-Risk and other quantitative and qualitative risk measures and analyses. The Company's trading businesses and the Market Risk Department also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, implied volatilities and time decay to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by trading division risk managers, desk risk managers and the Market Risk Department. Reports summarizing material risk exposures are produced by the Market Risk Department and are disseminated to senior management, including members of the Firm Risk Committee.

Credit Risk

The Company's exposure to credit risk arises from the possibility that a customer or counterparty to a transaction might fail to perform under its contractual commitment, which could result in the Company incurring losses. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one customer or counterparty and to aggregates of customers or counterparties by type of business activity. Specific credit risk limits based on these credit guidelines also are in place for each type of customer or counterparty (by rating category).

The Credit Department administers limits, monitors credit exposure, and periodically reviews the financial soundness of customers and counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into master netting agreements, collateral arrangements, and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions, entering into risk reducing transactions, assigning transactions to other parties, or purchasing credit protection.

Concentration Risk

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, public and private issuers involving developing countries, or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. government and agency securities, which, in the aggregate, represented approximately 3% of the Company's total assets at November 30, 2004. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements or bonds borrowed, which together represented approximately 28% of the Company's total assets at November 30, 2004, consist of securities issued by the U.S. government, federal agencies or other sovereign government obligations. Positions taken and commitments made by the Company, including underwritings, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade

issuers. The Company seeks to limit concentration risk through the use of the systems and procedures described in the preceding discussions of risk management, market risk and credit risk.

Customer Activities

The Company's customer activities involve the execution, settlement and financing of various securities and commodities transactions on behalf of customers. Customer securities activities are transacted on either a cash or margin basis. Customer commodities activities, which include the execution of customer transactions in commodity futures transactions (including options on futures), are transacted on a margin basis.

The Company's customer activities may expose it to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at prevailing market prices in the event of the failure of a customer to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses. The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulations and Company policies.

Fair Value of Derivatives

In the normal course of business, the Company enters into a variety of derivative contracts related to financial instruments. The Company uses forward and option contracts and futures in its trading activities. In addition, financial futures and forward contracts are actively traded by the Company and are used to hedge proprietary inventory. The Company also enters into delayed delivery, when-issued, warrant and option contracts involving securities. These instruments generally represent future commitments to exchange currencies or purchase or sell other financial instruments on specific terms at specified future dates. Certain of these products have maturities that do not extend beyond one year, while options and warrants on equities may have longer maturities.

The fair value (carrying amount) of derivative instruments represents the amount at which the derivative could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale and is further described in Note 2. Future changes in interest rates, foreign currency exchange rates or the fair values of the financial instruments or indices underlying these contracts ultimately may result in cash settlements exceeding fair value amounts recognized in the consolidated statement of financial condition. The amounts in the following table represent unrealized gains on purchased exchange-traded and OTC options and other contracts (including foreign exchange and other forward contracts) for derivatives used by the Company for trading, net of any unrealized losses owed to the counterparties on offsetting positions in situations where netting is appropriate. These amounts are not reported net of collateral, which the Company obtains with respect to certain of these transactions to reduce its exposure to credit losses.

Credit risk with respect to derivative instruments arises from the failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the contracts reported as assets. The Company monitors the creditworthiness of counterparties to these transactions on an ongoing basis and requests additional collateral when deemed necessary. The Company believes the ultimate settlement of the transactions outstanding at November 30, 2004 will not have a material effect on the Company's consolidated statement of financial condition.

The credit quality of the Company's trading-related derivatives (both listed and OTC) at November 30, 2004 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by external rating agencies or by equivalent ratings used by the Parent's Credit Risk Department:

(In millions of dollars)	AAA	AA	A (1)	BBB	B	Other Non Investment Grade	Total
Fixed income securities contracts (including forward contracts and options)	$ 9	$ -	$ 2	$ -	$ -	$ -	$ 11
Foreign exchange forward contracts	100	1,955	2,314	393	-	956	5,718
Equity securities contracts (including warrants and options)	1,171	-	4	-	30	70	1,275
Total	$1,280	$1,955	$2,320	$ 393	$30	$1,026	$7,004
Percent of total	18%	28%	33%	6%	0%	15%	100%

(1) Includes approximately $2,107 of derivative transactions with affiliates.

Note 8 - Variable Interest Entities

In January 2003, the FASB issued FIN 46, which clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties ("variable interest entities"). Variable interest entities ("VIEs") are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. Under FIN 46, the primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also required disclosures about VIEs.

The Company is involved with various entities in the normal course of business that may be deemed to be VIEs and may hold interests therein that may be considered variable interests. Transactions associated with these entities include asset and mortgage-backed securitizations, credit-linked notes and other structured financings (including collateralized debt or bond obligations). The Company engages in these transactions principally to facilitate client needs and as a means of selling financial assets. The Company consolidates entities in which it has a controlling financial interest in accordance with accounting principles generally accepted in the U.S. For those entities deemed to be qualifying special purpose entities (as defined in SFAS No. 140), the Company does not consolidate the entity.

On February 1, 2003, the Company adopted FIN 46 for VIEs created after January 31, 2003 and for VIEs in which the Company obtains an interest after January 31, 2003. In October 2003, the FASB deferred the effective date of FIN 46 for arrangements with VIEs existing prior to February 1, 2003 to fiscal periods ending after December 15, 2003. In December 2003, the FASB issued a revision of FIN 46 ("FIN 46R") to address certain technical corrections and implementation issues that have arisen. As of February 29, 2004, the Company adopted FIN 46 or FIN 46R for all of its variable interests. For these variable interests, the Company consolidated those VIEs (including financial asset-backed securitization, collateral debt obligation and credit-linked note entities) in which the Company was the primary beneficiary. In limited instances, the Company deconsolidated VIEs for which it was not the primary beneficiary as a result of the adoption of FIN 46R. As of May 31, 2004, the Company adopted FIN 46R for those variable interests that were previously accounted for under FIN 46. The effect of adopting

FIN 46 and FIN 46R as of February 29, 2004 and May 31, 2004 did not have a material effect on the Company's consolidated financial position.

At November 30, 2004, the aggregate size of VIEs, including structured note entities, financial asset-backed securitization, collateralized debt obligation and credit-linked note entities, for which the Company was the primary beneficiary of the entities was approximately $467,830, which is the carrying amount of the consolidated assets recorded as financial instruments owned that are collateral for the entities' obligations. The nature and purpose of these entities that the Company consolidated were to issue a series of notes to investors that provide the investors a return based on the holdings of the entities. These transactions were executed to facilitate client investment objectives. Certain credit-linked note and certain financial asset-backed securitization transactions also were executed as a means of selling financial assets. The Company holds either the entire class or a majority of the class of subordinated notes or entered into a derivative instrument with the VIE and as a result bears the majority of the expected losses or receives a majority of the expected residual returns of the entities. The Company consolidates these entities, in accordance with its consolidation accounting policy, and as a result eliminates all intercompany transactions, including derivatives and other intercompany transactions such as fees received to underwrite the notes or to structure the transactions. The Company accounts for the assets held by the entities as financial instruments owned and the liabilities of the entities as financings. For those liabilities that include an embedded derivative, the Company has bifurcated such derivative in accordance with SFAS No. 133, as amended by SFAS No. 149. The beneficial interests of these consolidated entities are payable solely from the cash flows of the assets held by the VIE.

At November 30, 2004, the aggregate size of the entities for which the Company holds significant variable interests, was approximately $625,000. The Company's variable interests associated with these entities, primarily credit-linked notes and financial asset-backed entities, were approximately $106,137 consisting primarily of senior beneficial interests, which represent the Company's maximum exposure to loss at November 30, 2004. The Company may hedge the risks inherent in its variable interest holdings, thereby reducing its exposure to loss. The Company's maximum exposure to loss does not include the offsetting benefit of any financial instruments that the Company utilizes to hedge these risks.

Note 9 - Guarantees

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Under FIN 45, certain derivative contracts meet the accounting definition of a guarantee, including certain written options and contingent forward contracts. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the FIN 45 definition of a guarantee. In order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to such derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies including, but not limited to, entering into offsetting economic hedge positions. The Company records all derivative contracts on its consolidated statement of financial condition at fair value and believes that the notional amounts of the derivative contracts generally overstate its exposure. For further discussion of the Company's derivative risk management activities see Note 7 to the Company's consolidated statement of financial condition.

Financial Guarantees to Third Parties

In connection with a funding transaction, the Company provides a financial guarantee to a third party of its affiliate's contractual obligation to repay. Such arrangement represents an obligation to make a payment to a third party if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation. The Company has the ability to offset any amount it is required to pay under the financial guarantee with an obligation owed to its affiliate's parent.

The table below summarizes certain information regarding these guarantees at November 30, 2004:

	Maximum Potential Payout/Notional						
	Years to Maturity						
Type of Guarantee	Less than 1	1-3	3-5	Over 5	Total	Carrying Amount	Collateral
Derivative contracts	$18,442,722	$2,930,326	$ -	$ -	$21,373,048	$839,799	-
Financial guarantee	-	50	-	477,850	477,900	-	-

Exchange/Clearinghouse Member Guarantees

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 10 - Employee Compensation Plans

Employees of the Company participate in compensation plans sponsored by the Parent. The following summarizes these plans:

Equity-Based Compensation Plans

Certain employees of the Company participate in several of the Parent's equity-based stock compensation plans. Effective December 1, 2002, the Parent adopted SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123," using the prospective adoption method.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R eliminates the intrinsic value method under APB 25 as an alternative method of accounting for stock-based awards. SFAS No. 123R also revises the fair-value-based method of accounting for share-based payment liabilities, forfeitures, and modifications of stock-based awards and clarifies SFAS No. 123's guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods.

The Company is required to adopt SFAS No. 123R for the interim period beginning September 1, 2005 using a modified version of prospective application or may elect to apply a modified version of retrospective application. The Company's past practice for recognizing compensation expense for equity-based awards included the recognition of a portion of the award in the year of grant. Based upon the terms of the Company's equity-based compensation program, the Company will no longer be permitted to recognize a portion of the award in the grant year under SFAS 123R.

Profit Sharing Plan

The Parent sponsors a qualified profit sharing plan covering substantially all U.S. employees. Contributions are made to eligible employees at the discretion of the parent's Board of Directors based upon the financial performance of the Parent.

Employee Stock Ownership Plan

The Company participates in the Parent and Subsidiaries Employee Stock Ownership Plan ("ESOP") covering substantially all employees. Contributions to the ESOP and allocation of ESOP shares to employees are made annually at the discretion of the Parent's Board of Directors.

Note 11 - Employee Benefit Plans

The Company sponsors various pension plans for the majority of its employees and employees of certain U.S. affiliates. The Company provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. The Company also provides certain benefits to former or inactive employees prior to retirement. The following summarizes these plans:

Pension and Postretirement Benefit Plans

Substantially all of the employees of the Company and its U.S. affiliates are covered by a non-contributory pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the "Qualified Plan"). Unfunded supplemental plans (the "Supplemental Plans") cover certain executives. These pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans. For the Qualified Plan, the Company's policy is to fund at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax regulations. Liabilities for benefits payable under the Supplementary Plans are accrued by the Company and are funded when paid to the beneficiaries.

The Company uses a measurement date of September 30 for its pension and postretirement plans.

In July 2003, the Company's qualified plan was amended, effective January 1, 2004, to change the benefit accrual formula from final average pay to career average pay as well as to change the definition of pay from base to total pay with new limits for pensionable earnings. The following table provides a reconciliation of the changes in the benefit obligation and fair value of plan assets for fiscal 2004 as well as a summary of the funded status of the plans as of November 30, 2004:

	Qualified Plan	Supplemental Plans
Reconciliation of benefit obligation:		
Benefit obligation at beginning of year	$436,318	$ 168,493
Service cost	29,223	4,591
Interest cost	26,801	10,283
Actuarial loss	30,591	7,972
Benefits paid	(7,793)	(4,680)
Benefit obligation at end of year	515,140	186,659
Reconciliation of fair value of plan assets:		
Fair value of plan assets at beginning of year	433,819	-
Actual return on plan assets	47,947	-
Employer contributions	29,000	4,680
Benefits paid	(7,793)	(4,680)
Fair value of plan assets at end of year	502,973	0
Funded status:		
Funded status	(12,167)	(186,659)
Unrecognized prior - service cost	(65,781)	(963)
Unrecognized loss	174,820	32,007
Amount contributed to plan after measurement date	-	837
Net amount recognized	$ 96,872	$ (154,778)

The Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and dependents. At November 30, 2004, the Company's accrued postretirement benefit cost was $78,948.

Assumptions

The following table presents the weighted average assumptions used to determine benefit obligations at fiscal year-end:

	Pension Fiscal 2004	Postretirement Fiscal 2004
Discount rate	6.05%	6.05%
Rate of future compensation increases	4.80%	n/a

The Company uses the expected long-term rate of return on plan assets to compute the expected return on assets. The Company estimates the expected long-term return by utilizing a portfolio return calculator model (the "Portfolio Model") that produces the expected return for a portfolio. Return assumptions are forward-looking gross returns that are not developed solely by an examination of historical returns. The Portfolio Model begins with the current U.S. Treasury yield curve, recognizing that expected returns on bonds are heavily influenced by the current level of yields. Corporate bond spreads and equity risk premiums, based on current market conditions, are then added to develop the return expectations for each asset class. Expenses that are expected to be paid from the investment return are reflected in the Portfolio Model as a percentage of plan assets. This includes investment and transaction fees that typically are paid from plan assets, added to the cost basis or subtracted from sale proceeds, as well as administrative expenses paid from the pension plan.

Plan Assets

The weighted average asset allocations for the Company's pension plans at November 30, 2004 and the targeted asset allocation for fiscal 2005 by asset class were as follows:

	November 30, 2004	Fiscal 2005 Targeted
Equity securities	50%	50%
Fixed income securities	44%	50%
Other—primarily cash	6%	—
Total	100%	100%

Pension Plan Asset Allocation

The Company's asset allocation targets for its pension plan assets are based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics and related risk factors. Other relevant factors as well as equity and fixed income market sensitivity analysis also were considered in determining this asset mix. The overall allocation is expected to help protect each plan's funded status while generating sufficiently stable real returns (i.e., net of inflation) to help cover current and future pension obligations.

The equity portion of the asset allocation utilizes a combination of active and passive investment strategies as well as different investment styles, while a portion of the fixed income asset allocation utilizes longer duration fixed income securities to help reduce plan exposure to interest rate variation and to correlate assets with obligations. The longer duration fixed income allocation also is expected to further stabilize plan contributions over the long run. Additionally, potential allocations to other asset classes are intended to provide attractive diversification benefits, absolute return enhancement and/or other potential benefits to the pension plans.

The asset mix of the Company's pension plans is reviewed quarterly by the Morgan Stanley Retirement Plan Investment Committee. When asset class exposure reaches a minimum or maximum level, the plan asset allocation mix is rebalanced back to target allocation levels.

The pension plans' real and actuarial return objectives provide long-term measures for monitoring the investment performance against growth in the pension liabilities. Total pension plan portfolio performance is assessed by comparing actual returns with relevant benchmarks, such as the S&P 500 Index, the Russell 1000 Index and the Lehman Brothers Aggregate Index.

The Company's U.S. pension plans may invest in derivative instruments only to the extent that they comply with all of the pension plans' policy guidelines and are consistent with the pension plans' risk and return objectives. In addition, any investment in derivatives must meet the following conditions:

- Derivatives may be used only to manage risk of the portfolio or if they are deemed to be more attractive than a similar direct investment in the underlying cash market.
- Derivatives may not be used in a speculative manner or to leverage the portfolio or for short-term trading.
- Derivatives may be used only in the management of the pension plans' portfolio when their possible effects can be: quantified; shown to enhance the risk-return profile of the portfolio; and reported in a meaningful and understandable manner.

Cash Flows

The Company expects to contribute approximately $37,171 to its pension and other benefit plans in fiscal 2005 based upon their current funded status and expected asset return assumptions.

Expected benefit payments associated with the Company's pension and other benefit plans for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

	Pension	Postretirement
Fiscal 2005	$ 15,391	$ 3,163
Fiscal 2006	17,125	3,528
Fiscal 2007	18,885	3,846
Fiscal 2008	20,998	4,140
Fiscal 2009	23,506	4,494
Fiscal 2010-2014	163,132	28,516

Note 12 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are primarily attributable to employee benefit plan payables.

Note 13 - Regulatory Requirements

MS&Co. is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the Net Capital rules of the SEC, the CFTC and the New York Stock Exchange ("NYSE"). Under these rules, MS&Co. is required to maintain minimum Net Capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, plus excess margin collateral on reverse repurchase agreements or the risk based requirement representing the sum of 8% of customer risk maintenance margin requirement and 4% of non customer risk maintenance margin requirement, as defined. The NYSE may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At November 30, 2004, MS&Co.'s Net Capital was $3,295,094, which exceeded the minimum requirement by $2,480,806 and included excess Net Capital of $659,418 of MS Securities Services Inc., a broker-dealer and a guaranteed subsidiary of MS&Co.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rules of the SEC.

During fiscal 2004, MS&Co. performed the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (the Customer Reserve Formula).

Regulatory Developments

The SEC approved a rule on April 28, 2004 in response to industry requests to establish a voluntary framework for comprehensive, group-wide risk management procedures and consolidated supervision of certain financial services holding companies by the SEC. The framework is designed to minimize the duplicative regulatory burdens on U.S. securities firms resulting from the European Union ("EU") Directive (2002/87/EC) concerning the supplementary supervision of financial conglomerates active in the EU. The rule also would allow the Company to use an alternative method, based on mathematical models, to calculate net capital charges for market and derivatives-related credit risk. Under this rule, the SEC has the authority to regulate the holding company and any unregulated affiliate of a registered broker-dealer, including subjecting the holding company to capital requirements generally consistent with the standards of the Basel Committee on Banking Supervision ("Basel II"). In December 2004, the Company applied to the SEC for permission to operate under the CSE rule.

The Company continues to work with its regulators to understand and assess the impact of the rule and Basel II capital standards. The Company cannot fully predict the impact that these changes will have on its businesses; however, compliance with consolidated supervision and the imposition of revised capital standards are likely to impose additional costs and affect decisions with respect to capital raising and allocation.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 27, 2005

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

In planning and performing our audit of the consolidated financial statements of Morgan Stanley & Co. Incorporated and subsidiaries (the "Company") for the year ended November 30, 2004 (on which we issued our report dated January 27, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2004, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP